UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended June 30, 2005

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 804 – 750 West Pender Street, Vancouver, British Columbia V6C 2T8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Globetech Ventures Corp.

(A development stage company)

Consolidated Financial Statements

(Unaudited)

June 30, 2005

In Canadian dollars

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the Unaudited financial statements for the period ended June 30, 2005.

Globetech Ventures Corp.
(A development stage company)
Consolidated Balance Sheets
(unaudited)
(in Canadian dollars)

	June 30, 2005	September 30, 2004

ASSETS
Current Assets
Cash and cash equivalents	$ 55,680	$ 304,387
Accounts receivable	8,636	2,275
	64,316	306,662

Equipment (note 3)	2,305	2,936
Mineral properties (note 2	28,504	-

	$ 95,125	$ 309,598

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 100,796	$ 206,838
Loans payable to related parties (note 4)	-	267,848
Loans payable (note 4)	240,101	-
	340,897	474,686

SHAREHOLDERS' DEFICIENCY
Capital stock
Authorized
20,000,000 common shares of no par value	33,615,191	33,519,983
Issued (note 5)	3,100,142	2,429,100
Contributed surplus	(36,961,105)	(36,114,171)
Deficit accumulated during the development stage	(245,772)	(165,088)

	$ 95,125	$ 309,598

“Casey Forward”

“Tom Kennedy”

_____________________

_________________

Director

Director

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(A development stage company)
Consolidated Statements of Operations and Deficit
(unaudited)
(in Canadian dollars)

	For the three months ended June 30		For the nine months ended June 30
	2005	2004	2005	2004

Expenses
Accounting and legal	$ 14,013	$ 8,703	$ 38,862	$ 56,095
Amortization	210	297	630	890
Consulting fees	-	105,300	54,000	159,241
Interest and bank charges	6,371	15,892	15,736	45,708
Exploration	10,563	-	12,563	-
Management fees	-	15,000	18,000	22,500
Office and miscellaneous	2,196	2,175	6,661	8,619
Public relations	-	30,724	2,274	55,349
Regulatory and transfer agent fees	994	11,382	11,455	17,488
Stock-based compensation	-	-	671,042	1,726,250
Telephone	299	3,171	1,439	7,244
Travel and promotion	2,400	11,975	6,790	22,705
	37,046	204,619	839,452	2,122,089

Other items
Foreign exchange loss	(7,485)	172	(7,485)	172
Interest income	-	71	-	96
	(7,485)	243	(7,485)	268

Net loss for the period	(44,531)	(204,376)	(846,937)	(2,121,821)

Deficit, beginning of period	(36,916,574)	(30,729,592)	(36,114,168)	(28,812,147)
Deficit, end of period	$ (36,961,105)	$ (30,933,968)	$ (36,961,105)	$ (30,933,968)

Earnings per share	$ (0.00)	$ (0.02)	$ (0.06)	$ (0.20)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(A development stage company)
Consolidated Statements of Cash Flows
(unaudited)
(in Canadian dollars)

	For the three months ended June 30		For the nine months ended June 30
	2005	2004	2005	2004
Operating Activities
Net loss for the period	$ (44,531)	$ (204,376)	$ (846,937)	$ (2,121,821)
Items not involving cash
Amortization	210	297	630	890
Stock-based compensation	-	-	671,042	1,726,250
Shares issued for debt	36,067	-	76,704	-
Change in non-cash working capital
Accounts receivable	(1,784)	(2,729)	(6,361)	(506)
Prepaid expenses	-	-	-	(3,375)
Accounts payable and accrued liabilities	(26,326)	128,491	(106,038)	247,717
Loans payable	-	-	240,101	-
Net cash provided from operating activities	(36,364)	(78,317)	29,141	(150,845)

Financing Activities
Shares issued for cash	-	904,500	-	904,500
Advances (payments to) from related parties	-	(595,650)	(267,848)	(290,632)
Net cash provided from financing activities	-	308,850	(267,848)	613,868

Investing Activities
Acquisition of minerals property	-	-	(10,000)	-
Expenditures on minerals properties	-	(220,860)	-	(452,145)
Net cash used in investing activities	-	(220,860)	(10,000)	(452,145)

Change in cash and cash equivalents	(36,364)	9,673	(248,707)	10,878

Cash and cash equivalents at beginning of period	92,044	9,925	304,387	8,720

Cash and cash equivalents at end of period	$ 55,680	$ 19,598	$ 55,680	$ 19,598

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(A development stage company)

Notes to Unaudited Interim Financial Statements

For the period ended June 30, 2005

1.

Nature of Operations and significant accounting policies

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the mineral field.

These interim consolidated financial statements should be read in conjunction with the audited September 30, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.

Mineral Properties

On February 28, 2005, Globetech announced that it has entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The foregoing is subject to regulatory approval. An initial down payment of $10,000 was made.

On March 8, 2004, the Company entered into a Purchase Agreement ("Agreement") whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims ("the mineral claims") prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

On January 24, 2005 the Company announced that it is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the Agreement was terminated.  The company recorded a write down of mineral properties of $4,425,208 during the year ended September 30, 2004.

Globetech Ventures Corp.

(A development stage company)

Notes to Unaudited Interim Financial Statements

For the period ended June 30, 2005

3.

Equipment

	June 30, 2005			September 30, 2004
	Cost	Accumulated amortization	Net book value
Office equipment	$ 5,222	$ 4,879	$ 343	$ 403
Computer equipment	26,313	24,351	1,962	2,533
	$ 31,535	$ 29,230	$ 2,305	$ 2,936

4.

(a) Loans Payable (from related parties)

	June 30, 2005	September 30, 2004

Companies with common directors in a previous period
Loan payable bearing interest at 10% per annum	$ -	$ 231,101
Loans payable	240,101	-
Past President
Loan payable bearing interest at 10% per annum	-	36,747
	$ 240,101	$ 267,848

Amounts due  to companies with common directors and to a past President of the Company are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliable determined.

(b) Related Party Transactions

Nil transactions in the current period. In the previous year ended September 30, 2004, the Company entered into the following transactions with related parties:

1. As of July 19, 2004, there are no related companies having common directors.

2. As of July 19, 2004 the past president is no longer considered a current related party.  On October 5, 2004, the debt of $36,747 was paid down by an amount of $32,000.

5.

Share Capital

(a)

Authorized

20,000,000 common shares of no par value

Globetech Ventures Corp.

(A development stage company)

Notes to Unaudited Interim Financial Statements

For the period ended June 30, 2005

5.

Share Capital (Continued)

(b)

Issued

	Number of Shares	Price	Share Capital

Balance - September 30, 2004	13,939,613	-	$ 33,519,983
Private placement - August 4, 2004 - shares issued due to repricing clause	302,326	-	-
Shares for debt - February 4, 2005	80,000	$ 0.51	40,637
Shares for debt - April 2, 2005	100,000	$ 0.36	36,067
Issued for the Gladys Lake property - April 12, 2005	50,000	$ 0.37	18,504
Balance - June 30, 2005	14,471,939		$ 33,615,191

A private placement dated August 4, 2004 contained a price reset clause whereby 697,674 shares were issued prior to September 30, 2004 and an additional 302,326 were issued on November 3, 2004 making a total issued of 1,000,000 shares.

(c)

Stock Options

The Company is authorized to grant options to directors, employees and consultants.  Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted average exercise price $USD

Balance of options - December 31, 2004	2,925,000	USD$ 1.75
Granted	2,000,000	USD$ 0.30
Cancelled	(2,525,000)
Balance of options - June 30, 2005	2,400,000	USD$ 0.54

The following table summarized information about fixed stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable
Range of exercise prices (USD$)	Number outstanding at June 30, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at December 31, 2004	Weighted average exercise price (USD$)

$ 0.30	2,000,000	4.30	$ 0.30	2,000,000	$ 0.30
1.75	400,000	2.40	1.75	400,000	1.75
	2,400,000	4.00	$ 0.54	2,400,000	$ 0.54

As at June 30, 2005, the Company had 2,400,000 stock options o which 2,000,000 were granted on February 3, 2005 that expire on February 3, 2010 and 400,000 were granted on March 12, 2004, expire on March 12, 2008.

(d)

Warrants

At June 30, 2005, the Company had 2,100,000 common share purchase warrants outstanding to purchase 2,100,000 common shares of the Company.

Globetech Ventures Corp.

(A development stage company)

Notes to Unaudited Interim Financial Statements

For the period ended June 30, 2005

5.

Share Capital (Continued)

Warrants outstanding	Purchase price	Expiry date

300,000	USD $ 0.90	6/30/06
	USD $ 1.00	6/30/07
300,000	USD $ 0.90	4/23/06
	USD $ 1.00	4/23/07
500,000	USD $ 0.60	6/30/06
1,000,000	USD $ 0.375	7/28/05
	USD $ 0.475	3/28/06

6.

Contingencies

Potential legal claims may exist between the Company and certain previous holders of the Company's convertible debentures related to certain obligations under the conversion terms of the convertible debentures. In the opinion of management, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

GLOBETECH VENTURES CORP.

Management Discussion and Analysis

For the Third Quarter Ended June 30, 2005

August 26, 2005

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 804 – 750 West Pender Street, Vancouver, BC, V6C 3E1, Tel: 604 488-1011 Fax: 604 685-6905.

Business of the Company

Globetech’s principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech announced that it has entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.  After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The foregoing is subject to regulatory approval.  The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.  The drill results were not documented for assessment work.  In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core.  The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively.  The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet).  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1

220’ to 401’

181’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

158’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant.  They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data.  The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south.  The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite.  Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels.  It enhances the strength, hardenability, weldability, toughness and corrosion resistance.  After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005.  Much of this price rise is related to increases in markets and shortage of supply.  China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.  Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.

Previously the Company had planned on an exploration program on a mineral property in Brazil. This property has been written off as at September 30, 2004 and the Company has no further interest in pursuing this property.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2004, 2003 and 2002.

	Year Ended, September 30, 2004	Year Ended, September 30, 2003	Year Ended, September 30, 2002
Total Revenues	$NIL	$NIL	$NIL
Net income (loss) per share, basic and fully diluted	(0.60)	0.00	(0.03)
Total Assets	309,598	19,021	54,767
Long Term Liabilities	NIL	NIL	36,522
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	13,939,613	9,489,939	9,489,939

Results of Operations

For the nine months ended June 30, 2005, the Company had a net loss of $846,937 compared to a net loss of $2,121,089 for the same quarter of last year The main component was stock-based compensation of $671,042 expensed in the quarter ended March 31, 2005 and $1,726,250 expensed in the quarter ended March 31, 2004. Stock-based compensation is a non-cash expense computed as a result of stock options being granted, and a fair value derived from the trading price of the company’s stock market price. The current stock-based compensation was calculated on a volatility of 151% and an interest risk-free rate of 4%.

For the three months ended June 30, 2005 there are two items of note – Legal and Exploration expenses. The Company is defending a collection action from a US law firm in the amount of some $31,000. The law firm was able to obtain a pre-judgment garnishee and some $31,000 is held by the British Columbia court pending the outcome of the lawsuit. The Company believes it was overcharged and substandard work and advice was given. In addition to this lawsuit, in regards to the Amapa property in Brazil that the Company was previously involved in, the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

The Company is preparing a report on the Gladys Lake claims and has incurred $10,563 to June 30, 2005.

The Company incurred a loss of $7,485 in foreign exchange as a result of the change in rates in the US dollar. The rate at June 30, 2005 was 1.2287.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
June 30, 2005	NIL	$(846,937)	$(44,531)	$(0.00)
March 31, 2005	NIL	(702,610)	(702,610)	(0.06)
December 31, 2004	NIL	(99,796)	(99,796)	(0.00)
September 30, 2004	NIL	(850,613)	(5,180,203)	(0.40)
June 30, 2004	NIL	(204,916)	(204,376)	(0.02)
March 31, 2004	NIL	(1,878,748)	(1,879,038)	(0.20)
December 31, 2003	NIL	(38,425)	(38,407)	(0.00)
September 30, 2003	NIL	(63,546)	(244,063)	(0.02)

Liquidity and Capital Resources

At June 30, 2005, the Company had $55,680 in cash with a working capital deficiency of $276,581.  The Company settled some $36,000 owing to a previous auditing firm by issuing 100,000 of treasury stock in the 3rd quarter.

Although the Company completed several private placements prior to the September 30, 2004 year-end, we will need to raise additional cash for working capital or other expenses. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Subsequent Events

Nil

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Nil

Transactions with Related Party

There are no related party transactions to report for the quarter ended March 31, 2005. There was previously some related party transactions; see note 4 in the notes to the interim consolidated financial statements.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, CEO

August 29, 2005